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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of March, 2007

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    FORM 6-K

                           Commission File No. 0-30852

     Banco de Galicia y Buenos Aires S.A. (the "Bank"), the principal subsidiary of the registrant, has informed to the Argentine Central Bank (the "Central Bank") on February 28, 2007 the following matters:

     - On March 2, 2007, the Bank will repay all of the remaining balance of the financial assistance granted by the Central Bank to the Bank in 2001-2002, which remaining portion amounts to Ps.908.7 million. The Bank has also requested the release of the public-sector assets granted as collateral for said financial assistance (various series of Prestamos Garantizados) for an aggregate face value amount of Ps.1,024.9 million.

     - The Bank has requested to the Central Bank the subscription in cash of the remaining balance of the Hedge Bond, BODEN 2012 government bonds, for US$116.8 million of face value. This constitutes the remaining balance of the compensation payable to the Bank established by the decree number 905/02, for the net short position in foreign currency as of December 31, 2001, generated by the Argentine government's 2002 asymmetric pesification rules.

In addition, due to the subscription in cash of the Hedge Bond, Ps.163.5 million of face value of Bogar government bonds allocated as guaranties will be released. In accordance with Central Bank's valuation rules (Communique "A" 3911 and complementary regulations), this will cause a reduction in such Bogar government bonds' book value of approximately Ps.30 million.

Once these transactions are completed, the Bank will have paid all of its debt with the Central Bank for financial assistance. In addition, the process of compensation to the Bank for the net short foreign currency position generated by the pesification of assets and liabilities in 2002 will be completed.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      GRUPO FINANCIERO GALICIA S.A. (Registrant)


Date: March 1, 2007                   By: /s/Antonio Garces
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                                      Name:  Antonio Garces
                                      Title: Chief Executive Officer